Homestake shareholders approve acquisition by Auryn

Vancouver, British Columbia (August 26th, 2016) – Auryn Resources Inc. (TSXV:AUG, OTCQX:GGTCF) ("Auryn") is pleased to announce that the plan of arrangement (the “Arrangement”), pursuant to which Auryn will acquire all of the issued and outstanding common shares of Homestake Resource Corporation (“Homestake”) was approved by Homestake shareholders at the special meeting of Homestake shareholders held on August 25, 2016. At the meeting, approximately 98.2% of the votes cast by Homestake shareholders were voted in favour of the Arrangement. A total of 27,149,419 Homestake common shares were voted at the meeting, representing approximately 39.1%% of the votes attached to all outstanding Homestake shares.

Shawn Wallace, President and CEO stated, “We are very pleased with the strong support from the Homestake Shareholders in respect to this acquisition which allows us to own 100% of a significant high-grade gold discovery. The Homestake Ridge project gives us the opportunity to considerably expand upon an existing resource and exploit the numerous high-quality exploration targets that exist within the property. Homestake Ridge complements our portfolio as it is high-grade and located in a premier jurisdiction for gold exploration and mining.”

Full details of the Arrangement and certain other matters are set out in the management information circular of Homestake dated July 21, 2016 (the “Information Circular”). A copy of the Information Circular and other meeting materials can be found under Homestake’s profile on SEDAR at www.sedar.com.

Homestake is seeking a final order of the Supreme Court of British Columbia to approve the Arrangement at a hearing expected to be held on August 29th, 2016. In addition to the approval of the court, the Arrangement is subject to the satisfaction of other closing conditions customary in a transaction of this nature. It is currently expected that, subject to receipt of all approvals, the Arrangement will close on or about September 7, 2016.

About Auryn Resources

Auryn Resources is a junior mining exploration company focused on delivering shareholder value through project acquisition and development. The Company's management team is highly experienced with an impressive track record of success in the discovery, development, financing and monetizing of mining assets for shareholders.

About Homestake Resource Corporation

Homestake owns a 100 percent interest in the Homestake Ridge project, located in the Kitsault Mineral district in northwestern British Columbia, subject to various royalty interests held by vendors. The project is being advanced as a potential high-grade underground mining operation. To date, 268 holes, totalling 77,845 metres, have been completed on the property by Homestake and multiple exploration targets remain to be tested on the 3,617-hectare property. For more information on the Homestake

Ridge project please refer to the Homestake’s website at www.homestakeresourecorporation.com.

ON BEHALF OF THE BOARD OF DIRECTORS
OF AURYN RESOURCES INC.

“Shawn Wallace”

Shawn Wallace
President & Director,

Telephone: +1 (778) 729-0600:
Website: www.aurynresources.com
Email: info@aurymnresources.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

The securities to be issued pursuant to the transaction have not been registered under the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act"), and may not be offered or sold in the United States absent registration or applicable exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

This release includes certain statements that may be deemed “forward-looking statements”. All statements in this release, other than statements of historical facts, that address events or developments that the company expects are forward-looking statements. Although the company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. The principal factors that could cause actual results to differ materially from those in forward-looking statements in connection with this news release include the outcome of regulatory and judicial approvals. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, investors should review the Company’s continuous disclosure filings that are available at www.sedar.com.